Shareholder Accounts		Corporate Offices
c/o Ultimus Fund Solutions, LLC		3707 W. Maple Road
P.O. Box 46707		Bloomfield Hills, MI 48301
Cincinnati, OH 45246		(248) 644-8500
1-888-726-0753	SCHWARTZ INVESTMENT TRUST	Fax (248) 644-4250

FILED VIA EDGAR

April 30, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Schwartz Investment Trust (the "Trust")
File Nos. 811-07148; 33-51626
Response to Staff's Comments on Post-Effective Amendment
                           No. 25 on Form N-1A

Ladies and Gentlemen:

Mr. Dominic Minore of the Commission’s staff recently contacted us to provide comments on Post-Effective Amendment No. 25 to the Trust’s registration statement on Form N-1A.  Set forth below are the comments provided and the Fund’s response to each.  The changes we have agreed to in this correspondence will be reflected in the definitive Prospectuses and Statements of Additional Information (“SAIs”) that will be filed with the Commission pursuant to Rule 497(c) under the Securities Act of 1933.

PROSPECTUS:  SCHWARTZ VALUE FUND

1.      On the second page (inside front cover), the graphics and the Fund’s mailing addresses and telephone numbers should be deleted or moved outside of the Risk/Return Summary section.

RESPONSE:  We will delete the graphics and the Fund’s mailing addresses and telephone numbers.

2.      In the first paragraph of the discussion of the Fund’s principal investment risks in the Risk/Return Summary, delete the following sentence:  “It is not expected that the majority of the Fund’s investment will appreciate rapidly.”

RESPONSE:   We will delete the relevant sentence, as requested.  This same sentence has also been deleted from the Additional Investment Information section.

3.     Revise the second paragraph under the caption “Additional Information” in the How to Purchase Shares section to disclose that the Fund and its affiliates will be excluded from liability only if such entities have acted within applicable standards of reasonableness; and that if reasonable procedures are not followed by such entities, they will not be excluded from liability.  In addition, the Fund’s account application should be revised to conform to such disclosure.

RESPONSE:   The relevant paragraph will be revised as follows:  “The Fund’s account application contains provisions in favor of the Fund, the Adviser, the Distributor, the Transfer Agent and certain of their affiliates, excluding such entities from liability in connection with the performance of any acts instructed by the shareholder; provided, however, that such entities will be excluded from liability only if such entities have acted within applicable standards of reasonable care.  If reasonable procedures are not followed by such entities, they will not be excluded from liability.”  In addition, the Fund’s account application will be revised to conform to such disclosure.

PROSPECTUS:  AVE MARIA FUNDS

4.     On the second page (inside front cover), the graphics and the Funds’ mailing addresses and telephone numbers should be deleted or moved outside of the Risk/Return Summary section.

RESPONSE:   We will delete the graphics and the Funds’ mailing addresses and telephone numbers.

5.     With respect to the discussion of Ave Maria Catholic Value Fund’s performance history, delete or move outside of the Risk/Return Summary the first two sentences following the caption “Average Annual Total Returns for Periods Ended December 31, 2009.”

RESPONSE:   We will delete the relevant sentences.

6.     In the first paragraph of the discussion of Ave Maria World Equity Fund’s principal investment strategies in the Risk/Return Summary, replace the word “organized” with “headquartered,” so that the sentence defining a non-U.S. company reads as follows: For purposes of this requirement, a company is deemed to be a “non-U.S. company” if the company is headquartered outside the United States, or has at least 50% of its revenues or operations outside of the United States.

RESPONSE:   We will revise the definition of “non-U.S. company” as requested.

7.     Change the caption “Investment Strategies” in the Additional Investment Information section to “Principal Investment Strategies.”  Move any non-principal investment strategies included therein under a separate caption.

RESPONSE:   We will change the caption “Investment Strategies in the Additional Investment Information section to “Principal Investment Strategies,” as requested.  In addition, we will move “Temporary Defensive Strategies” outside of “Principal” Investment Strategies” to make it clear that such strategies are not principal strategies.

8.     In the first paragraph of the discussion of Ave Maria World Equity Fund’s principal investment strategies in the Additional Investment Information section, replace the word “organized” with “headquartered,” so that the sentence defining a non-U.S. company reads as follows:  For purposes of this requirement, a company is deemed to be a “non-U.S. company” if the company is headquartered outside the United States, or has at least 50% of its revenues or operations outside of the United States.

RESPONSE:   We will revise the definition of “non-U.S. company” as requested.

9.     Change the caption “Risks of Investing in the Funds” in the Additional Investment Information section to “Principal Risks of Investing in the Funds.”  Indicate as to each principal risk the Fund or Funds to which it applies.

RESPONSE:   We will change the caption “Risks of Investing in the Funds” in the Additional Investment Information section to “Principal Risks of Investing in the Funds,” as requested.  In addition, we will indicate as to each principal risk the Fund(s) to which it applies.

10.     Revise the second paragraph under the caption “Additional Information” in the How to Purchase Shares section to disclose that the Funds and their affiliates will be excluded from liability only if such entities have acted within applicable standards of reasonableness; and that if reasonable procedures are not followed by such entities, they will not be excluded from liability.  In addition, the Funds’ account application should be revised to conform to such disclosure.

RESPONSE:   The relevant paragraph will be revised as follows:  "The Funds’ account application contains provisions in favor of the Funds, the Adviser, the Distributor, the Transfer Agent and certain of their affiliates, excluding such entities from liability in connection with the performance of any acts instructed by the shareholder; provided, however, that such entities will be excluded from liability only if such entities have acted within applicable standards of reasonable care.  If reasonable procedures are not followed by such entities, they will not be excluded from liability.”  In addition, the Funds’ account application will be revised to conform to such disclosure.

STATEMENTS OF ADDITIONAL INFORMATION

11.     Represent supplementally that if the Fund(s) engage in reverse repurchase agreements, the Prospectus(es) (if such strategy is a principal strategy) and/or the SAI(s) will be revised to reflect such strategy and the risks associated with such strategy.

RESPONSE:   If the Fund(s) engage in reverse repurchase agreements, the Trust will revise the Prospectus(es) (if such strategy is a principal investment strategy) and/or the SAI(s) to reflect such strategy and the risks associated with such strategy.

12.     In each SAI, delete the following sentence from the section Leadership Structure and Qualifications of Trustees:  “References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out of the Board or any Trustee as having special expertise or experience and shall not be deemed to impose any greater responsibility or liability on any Trustee or on the Board by reason thereof.”

RESPONSE:   We will delete the relevant sentence.

************************************************

We acknowledge that:

·	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

·
the action of the Commission or the staff, acting pursuant to delegated authority. In declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

·	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Assistant Secretary